

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2024

Jun Ho Yang
Chief Executive Officer
Hi-Great Group Holding Company
621 South Virgil Avenue, #460
Los Angeles, CA 90005

      Re: Hi-Great Group Holding Company
          Form 10-K/A for the fiscal year ended December 31, 2022
          Filed March 19, 2024
          File No. 000-56200

Dear Jun Ho Yang:

      We have reviewed your March 19, 2024 response to our comment letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 26, 2023 letter.

Form 10-K/A filed on March 19, 2024

Report of independent registered public accounting firm, page F-3

1.   We reissue prior comment 3. Please file an amendment to your Form 10-K and include the other auditor's report as required by Rule 2-05 of Regulation S-X.

      Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Real Estate & Construction